UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

XAI Octagon Floating Rate & Alternative Income Term Trust
(Name of Issuer)

Preferred Shares
(Title of Class of Securities)

98400T205
(CUSIP Number)

Courtney Fandrick Eagle Point Credit Management 600 Steamboat Road, Suite 202 Greenwich, CT 06830 (203) 340-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2021
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Eagle Point Credit Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 476,057 shares
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 476,057 shares
	10.	SHARED DISPOSITIVE POWER

10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,057 shares
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.8%
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1.	NAME OF REPORTING PERSONS Eagle Point DIF GP I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 228,303 shares
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 228,303 shares

10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,303 shares
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	NAME OF REPORTING PERSONS Eagle Point CIF GP I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 120,000 shares
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 120,000 shares

10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000 shares
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	NAME OF REPORTING PERSONS Eagle Point Defensive Income Fund US LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 165,317 shares
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 165,317 shares

10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,317 shares
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1.	NAME OF REPORTING PERSONS EP DIF Cayman I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 62,986 shares
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 62,986 shares

10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,986 shares
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1.	NAME OF REPORTING PERSONS Eagle Point Core Income Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 120,000 shares
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 120,000 shares

10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000 shares
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

ITEM 1. SECURITY AND ISSUER.

Issuer: XAI Octagon Floating Rate & Alternative Income Term Trust (the “Issuer”)

Address of Issuer’s principal executive offices: 321 North Clark Street, Suite 2430, Chicago, Illinois 60654

Security: 6.50% Series 2026 Term Preferred Shares, Liquidation Preference $25 per Share (the “Preferred Shares”).

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) Eagle Point Credit Management LLC (“EPCM”), a Delaware limited liability company, (ii) Eagle Point DIF GP I LLC (“DIF GP”), a Delaware limited liability company, (iii) Eagle Point CIF GP I LLC (“Core GP”), a Delaware limited liability company, (iv) Eagle Point Defensive Income Fund US LP (“DIF US”), a Delaware limited partnership, (v) EP DIF Cayman I LP (“DIF Cayman”), a Cayman Islands exempted limited partnership, and (vi) Eagle Point Core Income Fund LP (“Core LP”), a Cayman Islands exempted limited partnership (collectively, the “Reporting Persons”). The principal business address for each Reporting Person is 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.

EPCM is a registered investment adviser and serves as investment adviser to DIF US, DIF Cayman, Core LP and a separately managed account (the “SMA”), each of which holds the Preferred Shares described herein (collectively, the “Accounts”). EPCM’s sole member is Eagle Point Holdings LP (“Holdings LP”). Eagle Point Holdings GP LLC (“Holdings GP”) is the sole general partner of Holdings LP. Holdings GP is managed by a board of managers (the “EP Holdings Board”) of which the majority of the members are appointed by Trident EP-II Holdings LLC (“EP-II LLC”), which also owns a majority of the voting interests in Holdings GP.

DIF GP serves as the general partner to DIF US and DIF Cayman, each of which is a private investment fund. DIF Cayman is a wholly-owned subsidiary of Eagle Point Defensive Income Fund Non-US LP, a Cayman Islands exempted limited partnership. DIF GP’s sole member is Holdings LP.

Core GP serves as the general partner to Core LP, which is also a private investment fund. Core GP’s sole member is Holdings LP.

Information regarding Holdings LP, Holdings GP, EP-II LLC, and each member of the EP Holdings Board (the “Additional Disclosed Persons” and, together with the Reporting Persons, the “Disclosed Parties”) is attached to this Schedule 13D as Schedule I and is incorporated herein by reference.

During the past five years, none of the Disclosed Parties (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

An aggregate of 48,000 shares of Preferred Shares were acquired in connection with an underwritten initial public offering that closed on March 29, 2021. The aggregate purchase price of the shares acquired in the initial public offering was $1,200,000. Certain Preferred Shares were acquired in secondary transactions subsequent to the initial public offering. An aggregate of 400,000 shares of Preferred Shares were acquired directly from the Issuer in a registered private placement transaction pursuant to a purchase agreement, dated September 8, 2021, among the Issuer and the Accounts (the “Purchase Agreement”). The aggregate purchase price of the shares acquired pursuant to the Purchase Agreement was $10,070,416.00 (inclusive of accrued dividends). The Purchase Agreement is filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on September 9, 2021, the terms of which are hereby incorporated by reference herein.

The funds used to acquire the Preferred Shares issued in the initial public offering and in the secondary transactions were from each Account’s available investment capital. The funds used by Core GP in connection with the acquisition made pursuant to the Purchase Agreement were from available investment capital. The funds used by each of DIF US and DIF Cayman in connection with the acquisition made pursuant to the Purchase Agreement were obtained on margin pursuant to a prime brokerage arrangement between each fund and Pershing LLC.

ITEM 4. PURPOSE OF TRANSACTION.

EPCM has caused the Accounts to acquire the Preferred Shares for investment purposes and will continue to analyze the investment on an ongoing basis. EPCM, on behalf of the Accounts, reserves the right to increase or decrease the Accounts’ ownership of the Preferred Shares over time.

Pursuant to a letter agreement (the “Letter Agreement”) between the Issuer and EPCM, EPCM has agreed to vote or cause to be voted at any annual or special meeting of shareholders of the Issuer all 2026 Preferred Shares held by the Accounts, EPCM, any person controlled by EPCM, Holdings LP, or any other investment vehicles or accounts sponsored or managed by EPCM or any person controlled by Holdings LP, or which EPCM or any person controlled by Holdings LP otherwise has or shares the power to vote, or to direct the voting of, as of the record date for the applicable annual or special meeting of shareholders of the Issuer in the same proportion as the vote of all other holders, subject to certain exceptions. The Letter Agreement is filed as Exhibit 10.2 to the Issuer’s Form 8-K filed on September 9, 2021, the terms of which are hereby incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

CURRENT OWNERSHIP

Based on the most recent information available to the Reporting Persons, there are 1,596,000 Preferred Shares outstanding. As of September 20, 2021 the Reporting Persons may be deemed to beneficially own an aggregate of 476,057 Preferred Shares (without overlap), which represents approximately 29.8% of the outstanding Preferred Shares. The number of Preferred Shares which may be deemed to be beneficially owned by the Disclosed Parties are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
Eagle Point Credit Management LLC: 476,057	Sole Voting and Sole Dispositive Power (1)	29.8%
Eagle Point DIF GP I LLC: 228,303	Shared Voting and Shared Dispositive Power (2)	14.3%
Eagle Point CIF GP I LLC: 120,000	Shared Voting and Shared Dispositive Power (2)	7.5%
Eagle Point Defensive Income Fund US LP: 165,317	Shared Voting and Shared Dispositive Power (3)	10.4%
EP DIF Cayman I LP: 62,986	Shared Voting and Shared Dispositive Power (3)	3.9%
Eagle Point Core Income Fund LP: 120,000	Shared Voting and Shared Dispositive Power (3)	7.5%
Holdings LP (4): -	-	-

Holdings GP (4): -	-	-
EP Holdings Board members (4): -	-	-
EP-II LLC (4): -	-	-

(1) Because EPCM is the investment manager of each Account and, as such, holds discretionary investment authority and voting power with respect to shares of its portfolio companies, including the Preferred Shares, it could be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.

(2) Because the general partner to each private investment fund has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Preferred Shares, it could be deemed to share the power to vote and dispose or direct the disposition of such Preferred Shares.

(3) The private investment funds directly hold the Preferred Shares, and have delegated management of their portfolio, including the Preferred Shares, to their respective general partners and EPCM. Accordingly, each private investment fund may be deemed to share the power to vote and dispose or direct the disposition of such Preferred Shares.

(4) Holdings LP is a holding company for EPCM. While Holdings LP, Holdings GP, each of the EP Holdings Board members, and EP-II LLC each fully disclaim beneficial ownership of securities beneficially owned by EPCM within the meaning of the Act, each of them could be deemed to share ownership with EPCM.

TRANSACTIONS

During the past sixty days:

•	On July 22, 2021, DIF US sold 315 shares of the Preferred Shares at a price of $26.10 per share and the SMA (which does not beneficially own the Preferred Shares within the meaning of Rule 13d-3 under the Act) sold 531 shares of the Preferred Shares at a price of $26.10 per share.

•	On September 9, 2021, the registered private placement transaction contemplated by the Purchase Agreement (described above in response to Item 3) was consummated. In that transaction: DIF US acquired 137,014 shares for an aggregate purchase price of $3,449,469.94; DIF Cayman acquired 62,986 shares for an aggregate purchase price of $1,585,738.06; Core LP acquired 120,000 shares for an aggregate purchase price of $3,021,124.80; and the SMA acquired 80,000 shares for an aggregate purchase price of $2,014,083.20.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The relationships between the Disclosing Parties are described in response to Item 2. The Purchase Agreement and Letter Agreement are described in response to Items 3 and 4, respectively.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A Joint Filing Agreement (Exhibit A) is attached hereto.

All other materials which otherwise may be required to be filed as exhibits have been incorporated by reference herein.

***

In accordance with Rule 13d-4 under the Act, the Disclosed Parties expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Managing Partner

EAGLE POINT DIF GP I LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EAGLE POINT CIF GP I LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP, by Eagle Point DIF GP I LLC, its general partner

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EP DIF CAYMAN I LP, by Eagle Point DIF GP I LLC, its general partner

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EAGLE POINT CORE INCOME FUND LP, by Eagle Point CIF GP I LLC, its general partner

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

SCHEDULE I

Holdings LP is a Delaware limited partnership and Holdings GP is a Delaware limited liability company. The principal business address of each of Holdings LP and Holdings GP is c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

EP-II LLC is a Delaware limited liability company. Its principal business address is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Set forth below is the name and principal occupation of each member of the Board of Holdings GP. Each of the following individuals is a United States citizen.

Name	Principal Occupation	Principal Business Address
Scott J. Bronner	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830
James D. Carey	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830
Thomas P. Majewski	Managing Partner, EPCM and Eagle Point Income Management LLC	c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830
James R. Matthews	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830

Additional information regarding EPCM’s ownership and governance structure is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77721), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: September 20, 2021

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Managing Partner

EAGLE POINT DIF GP I LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EAGLE POINT CIF GP I LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP, by Eagle Point DIF GP I LLC, its general partner

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EP DIF CAYMAN I LP, by Eagle Point DIF GP I LLC, its general partner

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EAGLE POINT CORE INCOME FUND LP, by Eagle Point CIF GP I LLC, its general partner

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer